Mail Stop 3040
                                                            October 25, 2018

Aditya Sharma
Chief Executive Officer
Crosscode, Inc.
17285 74th Avenue North
Maple Grove, MN 55311

       Re:     Crosscode, Inc.
               Amendment No. 8 to Registration Statement on Form S-1 Filed October 10, 2018
               File No. 333-223073

Dear Mr. Sharma:

      We have reviewed your amended registration statements and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any further amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
September 4, 2018 letter.

Summary, page 6

1. We note that the offering price for the primary and secondary offering is $.30 per share.
       Please revise throughout your filing to specify that the secondary offering will have a fixed price for the duration of the offering. Refer to Item 501(b)(3) for guidance.

"The Company is conducting this Offering by the efforts of our officers and directors...", page
13

2. Please revise this risk factor and the risk factor disclosure on page 22 to discuss the impact that the concurrent selling shareholder offering may have on the ability of the company to sell its shares. Specifically address the adverse effect that this may have on
 Aditya Sharma
Crosscode, Inc.
October 25, 2018
Page 2

       the company's ability to sell shares on a self-underwritten basis and receive any proceeds.
       Also provide clear disclosure of this aspect of the offering in the prospectus summary.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
27

3. We note your discussion of operating results for the six-months ended June 30, 2018 and
       June 30, 2017. Please revise to include an analysis for the fiscal years ended December
       31, 2016 and 2017. Refer to Item 303 of Regulation S-K.

Key Milestones, page 33

4. Please revise your disclosure to clarify that the agreements aggregating over
       US$7,000,000 do not represent firm commitments and that ultimately they may not result in revenues to the Company.

Principal and Selling Stockholders, page 41

5. Please revise your selling stockholder table to include the information required by Items
       403 and 507 of Regulation S-K. Specifically, revise to state the amount of securities owned by each selling stockholder prior to the offering, the amount to be offered for their account, and the amount to be owned upon completion of the offering. In addition, the information should be presented as of a more recent practicable date. See
       Item 403 of Regulation S-K. In this regard, you have provided information as of
       February 12, 2018.

Plan of Distribution, page 42

6. We note that management will be selling shares on behalf of the company in its self-
       underwritten offering. To the extent any of your officers or directors will be participating in the selling stockholder offering, please discuss how they will determine whether to sell shares on behalf of the company or their own accounts when presented with a selling opportunity.

General

7. Please ensure that you file a marked copy of each amendment in accordance with Rule
       472 of Regulation C. Further, exhibits filed in PDF format must be substantively equivalent to associated electronic exhibits contained in the electronic submission. See
       Rule 104 of Regulation S-T. Please refile all exhibits to conform to this requirement.
 Aditya Sharma
Crosscode, Inc.
October 25, 2018
Page 3

       You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby,
Attorney-Advisor, at (202) 551-3334 or me at (202) 551-3735 with any other questions.

                                                          Sincerely,

                                                          /s/ Barbara C. Jacobs

                                                          Barbara C. Jacobs
                                                          Assistant Director
                                                          Office of Information
Technologies
                                                          and Services

cc:    Matheau J. W. Stout, Esq.